Exhibit 2.1

CONTRACT OF SALE

(Plaza at Cedar Hill, Cedar Hill, Texas)

THIS CONTRACT OF SALE (the “Contract”) is entered into between PARKLANE/CEDAR HILL, LTD., a Texas limited partnership (“Seller”) and KITE CAPITAL, LLC, an Indiana limited liability company, or its permitted assigns (“Purchaser”).

In consideration of the mutual covenants and obligations set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

ARTICLE 1.

AGREEMENT OF SALE AND PURCHASE

1.1.          Agreement of Sale and Purchase.  Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the following described property (collectively the “Property”):

1.1.1.       Land:  Fee simple title to the land (the “Land”) located in the City of Cedar Hill, Dallas County, Texas described in Exhibit A attached hereto, together with all right, title, and interest of Seller in and to (a) all easements, rights-of-way, and other rights appurtenant thereto; (b) all rights of ingress, egress, or other rights in or to any highway or street on or adjoining the Land; and (c) all strips, gores, and alleys, if any, adjoining the Land.

1.1.2.       Improvements:  All improvements, structures, and fixtures located on the Land (the “Improvements”).

1.1.3.       Personal Property:  All equipment, signage, and other personal property owned by Seller and located upon or used in connection with the Land or the Improvements (the “Personal Property”), identified on Schedule 1.1.3 attached hereto.

1.1.4.       Intangible Property:  All intangible property owned by Seller in connection with the Land, the Improvements, and the Personal Property, to the extent assignable or transferable, including, but not limited to, any interest of Seller in and to the following (the “Intangible Property”):

1.1.4.1.    Any trade style, trade name, or logo used in connection with the Land, Improvements, or Personal Property including without limitation, the right to use the name “Plaza at Cedar Hill,” but Seller retains the right to use such name in connection with the adjacent properties owned by Seller;

1.1.4.2.    Seller’s interest in all Contracts (as hereinafter defined), which are set forth on Schedule 1.1.4.2. attached hereto, but only to the extent accepted in writing by Purchaser;

1.1.4.3.    The landlord’s interest in all leases covering any part of the Property (the “Leases”), which are identified on the rent roll set forth on Schedule 1.1.4.3. attached hereto (“Rent Roll”), and all security deposits of tenants pursuant to the Leases;

1.1.4.4.    Seller’s interest in all transferable warranties relating to the Improvements;

1.1.4.5.    Seller’s interest under any operating agreements, management agreements, reciprocal easement agreements, utility agreements, and other similar agreements affecting the Land or the Improvements;

1.1.4.6.    All licenses, permits, authorizations, certificates of occupancy, and governmental approvals relating to the Property (“Permits); and

1.1.4.7.    All environmental reports and studies, engineering data, soil tests, plans and specifications, and landscape plans, and other plans and studies (whether on hard copy, CAD drawings, or electronic media) owned by and in Seller’s possession or control that relate to the Property (collectively, the “Plans and Reports).

ARTICLE 2.

PURCHASE PRICE

2.1.          Purchase Price.  The purchase price for the Property (the “Purchase Price”) shall be THIRTY-SEVEN MILLION NINE HUNDRED THOUSAND DOLLARS ($37,900,000.00) payable as follows:

2.1.1.       The purchase of the Property subject to the unpaid principal balance as of the date of Closing (hereinafter defined) of the loan (the “Loan”) evidenced by the Promissory Note in the original principal amount of $28,000,000.00 dated January 17, 2002, executed by Seller, payable to General Electric Capital Corporation (the “Lender”) and secured by a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing of even date therewith recorded in Volume 2002013, Page 073489, Deed of Trust Records, Dallas County, Texas (the unpaid principal balance of which as of December 31, 2003, was $27,450,442.27); and

2.1.2.       The balance of the Purchase Price shall be paid in cash at Closing by wire transfer to the Title Company in immediately available funds.

2.2.          Seller is currently negotiating with Old Navy, Inc., a tenant at the Property (“Old Navy”), for the reduction of the size of its store, and is negotiating with Kirtland (“Kirtland”), a prospective tenant, to lease the vacated space resulting from such reduction (hereafter the “Project”).  Seller and Purchaser agree that the estimated costs for the build-out of the vacated space and the necessary modifications to the Old Navy space (collectively, the “Tenant Improvements”) in order to complete the Project will be approximately $300,000.00.  The foregoing transaction shall not be a condition of Closing, but the parties hereby agree that

Seller in cooperation with the Purchaser, shall continue such lease negotiations after Closing, and if agreements with Old Navy and Kirtland satisfactory to Seller and Purchaser are reached, Seller and Purchaser shall enter into a definitive agreement (the “Post-Closing Agreement”), which will provide for the execution of the appropriate lease documents by Purchaser, and the demolition of the vacated space and the construction and completion of the Tenant Improvements by the Purchaser.  If Seller and Purchaser are unable to reach an agreement with Old Navy and Kirtland satisfactory to both Seller and Purchaser within ninety (90) after the Closing Date, either party shall have the right to terminate this provision upon written notice to the other party, in which event, the parties shall be relieved of any further obligations relating to this post-closing transaction.  If a satisfactory agreement is reached with Old Navy and Kirtland relating to this post-closing transaction, and Purchaser and Seller agree to enter into the Post-Closing Agreement, the following terms and conditions shall be set forth therein:

2.2.1.       The Purchase Price shall be adjusted, and Purchaser shall pay Seller an additional amount (the “Additional Price”) equal to the total “annual net operating income” realized by Purchaser in connection with the Project capitalized at nine percent (9%) within ten (10) days after Kirtland makes its first monthly installment of rent to Purchaser under the its lease and opens for business in the vacated space.  For purposes of this Contract, the “annual net operating income” realized by the Purchaser in connection with the Project shall mean the total annual base rent to be paid by Kirtland in excess of the annual base rent paid by Old Navy for its vacated space prior to the reduction thereof, less the present value of all costs incurred by Purchaser in connection with the procuring of the lease with Kirtland and the completion of the Tenant Improvements.  Any and all leasing commissions due and payable in connection with the Project shall be the sole responsibility of Purchaser.  This provision shall survive the Closing.

2.2.2.       Following the execution of a satisfactory lease with Kirtland, Purchaser’s obligation to pay the Additional Price shall be secured by, either (a) a clean, irrevocable letter of credit, in form and issued by a bank reasonably acceptable to Seller, or (b) a pledge of securities of a type and in an amount acceptable to Seller.  The foregoing shall be deposited with the Title Company (defined below) on the date that the Purchaser commences construction of the Tenant Improvements, and shall be held by the Title Company pursuant to an escrow agreement in form and substance reasonably acceptable to Purchaser, Seller and the Title Company.

ARTICLE 3.

EARNEST MONEY

3.1.          Initial Earnest Money Deposit.  Upon delivery of a fully executed copy of this Contract (the “Effective Date”) to Fidelity National Title Insurance Company, 260 Three Lincoln Center, 5430 LBJ Freeway, Dallas, Texas 75240 (the “Title Company”), Purchaser shall deposit with the Title Company cash in the amount of $250,000.00 by wire transfer in immediately available funds (the “Earnest Money”).  The Earnest Money shall be applied at Closing to payment of the Purchase Price.  If, however, this Contract fails to close, the Earnest Money shall be delivered to Seller or returned to Purchaser by the Title Company as elsewhere provided herein.  If Purchaser does not timely deliver the Earnest Money to the Title Company this Contract will terminate and the parties shall have no further rights or obligations hereunder.

3.2.          Additional Earnest Money Deposit.  If Purchaser does not terminate this Contract on or before the expiration of the Inspection Period as permitted by Section 5.1.2 hereof, Purchaser shall deposit with the Title Company, an additional cash deposit in the amount of $500,000.00 (the “Additional Earnest Money”) within five (5) days after expiration of the Inspection Period.  The Additional Earnest Money shall be applied at Closing to payment of the Purchase Price.  Should Purchaser not so terminate the Contract and not timely deposit the Additional Earnest Money, this Contract shall terminate, the Earnest Money shall be paid to Seller by the Title Company, and neither party shall have any further rights or obligations hereunder.

3.3.          Interest Bearing Account.  The Title Company shall be instructed to invest the Earnest Money and the Additional Earnest Money in a federally-insured interest-bearing account. The interest earned on the account shall become part of the Earnest Money.

3.4.          Refundability.  Upon expiration of the Inspection Period, the Earnest Money and Additional Earnest Money shall be nonrefundable to Purchaser unless this Contract has been terminated by Purchaser in accordance with Section 5.1.2 hereof. Notwithstanding anything herein to the contrary, $100.00 of the Earnest Money will be non-refundable and will be distributed to Seller upon any termination of this Contract as full payment and independent consideration for Seller’s performance under this Contract.  If this Contract is properly terminated by Purchaser pursuant to a right of termination granted to Purchaser by any provision of this Contract, the Earnest Money, less the non-refundable portion, will be promptly returned to Purchaser, and the parties will have no further rights or obligations under this Contract (except for any that, by express provisions of this Contract, survive the termination of this Contract).

3.5.          Escrow.  The Earnest Money and Additional Earnest Money are deposited with the Title Company with the understanding that the Title Company is not: (1) responsible for the performance or non-performance of any party to this Contract; or (2) liable for interest on the funds except to the extent interest has been earned after the funds have been deposited in an interest bearing account. If both parties make demand for the payment of the Earnest Money, the Title Company has the right to require from both parties a written release of liability of the Title Company which authorizes the disbursement of the Earnest Money. If only one party makes demand for payment of the refundable portion of the Earnest Money, the Title Company shall give written notice of the demand to the other party. The Title Company is authorized and directed to honor the demand unless the other party delivers a written objection to the Title Company within ten (10) days after that party has been given the written notice from the Title Company.

ARTICLE 4.

TITLE AND SURVEY

4.1.          Title Commitment.  As soon as reasonably possible, and in any event within ten (10) days after the Effective Date, Seller shall, at Seller’s expense, deliver or cause to be delivered to Purchaser: (a) a title commitment (the “Title Commitment”) covering the Property binding the Title Company to issue at the Closing a Texas Owner Policy of Title Insurance (the “Title Policy”) on the standard form prescribed by the Texas Department of Insurance, in the full amount of the Purchase Price, insuring Purchaser’s fee simple title to the Property to be good and indefeasible, subject only to the Permitted Exceptions (defined below); and (b) the following (collectively, the “Title Documents”): (i) true and legible copies of all recorded instruments affecting the Property and recited as exceptions in the Title Commitment; (ii) a current tax certificate; and (iii) UCC search reports pertaining to the Seller.

4.2.          Survey to be Furnished.  As soon as reasonably possible, and in any event within ten (10) days after the Effective Date, Seller shall, at Seller’s expense, deliver or cause to be delivered to Purchaser a copy of a current or recertified on-the-ground perimeter survey (the “Survey”) of the Property prepared by a Registered Professional Land Surveyor and certified to Purchaser, Seller, Purchaser’s lender, and the Title Company. The Survey must be in a form and dated reasonably acceptable to Purchaser and the Title Company and sufficient to allow the Title Company to modify the survey exception to read “shortages in area.”  The Survey must show the location and size of all of the following on or immediately adjacent to the Property, if any: buildings, building lines, streets, 100-year flood plain (or, if inapplicable, certify that such flood plain does not affect the Property), improvements, encroachments, easements, recording information of easements, pavements, protrusions, fences, rights-of-way, and apparent public utilities. The area within the 100-year flood plain must be as defined by the Federal Emergency Management Agency or other applicable governmental authority. At the Closing, the metes and bounds description of the Property reflected in the Survey will be used in the warranty deed and any other documents requiring a legal description of the Property.

4.3.          Title Review.  Purchaser shall have until the end of the Inspection Period (hereinafter defined) (the “Title Review Period”) after receipt of the last of the Survey, Title Commitment, and Title Documents to review them and to deliver in writing to Seller any objections Purchaser may have to them or any item disclosed by them. Any item to which Purchaser does not object will be deemed a “Permitted Exception.” Those items the Title Company identifies to be released upon the Closing will be deemed objections by Purchaser. Purchaser’s failure to object within the Title Review Period will be a waiver of Purchaser’s right to object.

4.4.          Cure Period. If Purchaser delivers any written objections to Seller within the Title Review Period, then Seller shall make a good faith attempt to cure the objections within seven (7) days (the “Cure Period”) after receipt of the objections, but Seller is not required to incur any cost to do so. Zoning ordinances and the lien for current taxes are Permitted Exceptions.  If Seller does not cure the objections within the Cure Period, Seller may deliver a written notice to Purchaser, before expiration of the Cure Period, stating whether Seller is committed to cure the objections at or before the Closing. If Seller does not cure the objections within the Cure Period, or does not timely deliver the notice, or does not commit in the notice to fully cure all of the objections at or before Closing, then Purchaser may terminate this Contract by delivering a written notice to Seller on or before the earlier to occur of: (a) the date which is five (5) days after the expiration of the Cure Period; or (b) the scheduled Closing Date. If Purchaser properly and timely terminates this Contract, the refundable portion of the Earnest Money will be immediately returned to Purchaser, and neither party will have any further rights or obligations under this Contract (except for any that expressly survive the termination). If Purchaser does not properly and timely terminate this Contract, then Purchaser will have waived any uncured objections and must accept such title as Seller is able to convey at the Closing.  Seller’s failure to satisfy Purchaser’s objections under this Article 4 does not constitute a default by Seller.

ARTICLE 5.

INSPECTIONS AND EXAMINATION

5.1.          Inspection Period.  For and in consideration of the $100.00 referred to in Section 3.4, Purchaser shall have from the Effective Date until 5:00 p.m. Central Standard Time on February 3, 2004 (hereinafter referred to as the “Inspection Period”) to conduct inspections and investigation of the Property.

5.1.1.       Inspections.  During the Inspection Period, Purchaser, or Purchaser’s authorized agents or representatives, may enter upon the Property to perform such engineering, environmental, and economic feasibility studies of the Property which Purchaser, in its reasonable discretion deems necessary or desirable to determine whether the Property is physically, economically and otherwise suitable for Purchaser’s intended use; provided, that, Purchaser shall not conduct any drilling or invasive testing or studies of any kind on the Property without the prior written consent of Seller, which consent shall not be unreasonably withheld.  Purchaser shall give written notice to Seller at least twenty-four (24) hours prior to entering any building or demised premises situated on the Property, and the Purchaser and its agents or representatives shall not enter any demised premises except during the respective tenant’s usual business hours and otherwise in accordance with applicable lease provisions governing entry by third parties.  Purchaser shall cooperate and assist the Purchaser, its representatives and agents, in their efforts to enter upon and inspect any demised premises situated on the Property.  The Purchaser, its representatives and agents, shall use best efforts not to interfere unreasonably with the normal operation of any tenant’s business nor with the use and enjoyment of any portion of the Property by tenants and customers alike

5.1.2.       Termination.  If Purchaser determines, in Purchaser’s sole discretion, no matter how arbitrary, that the Property is not satisfactory or is not suitable for Purchaser’s intended use or purpose, then Purchaser may terminate this Contract by delivering a written notice to Seller on or before the last day of the Inspection Period, and the refundable portion of the Earnest Money will be promptly returned to Purchaser and the parties will have no further rights or obligations under this Contract (except for any that expressly survive the termination).  If Purchaser does not terminate this Contract by delivery of such written notice prior to the expiration of the Inspection Period, Purchaser shall no longer have a right of termination pursuant to this Section 5.1.2, and Purchaser shall have a continuing right to enter upon the Property pursuant to Section 5.1.1 above.

5.1.3.       Indemnification.  Purchaser shall and does hereby indemnify, and hold Seller harmless against and from all liabilities, claims, costs, demands, and actions (including, without limitation, reasonable attorneys’ fees and expenses of litigation) incident to, resulting from, or in any way arising out of any test, report, inspection, or analysis or any entry by or on behalf of Purchaser onto the Property.  The terms of this Section shall expressly survive termination or Closing of this Contract.

5.1.4.       Restoration. If the transaction described in this Contract does not close and the condition of the Property was altered by inspections or tests performed by or for Purchaser, Purchaser shall restore the Property to its original condition at Purchaser’s expense.

5.1.5.       Environmental Survey.  Purchaser may conduct a Phase I environmental survey (the “Environmental Survey”) of the Property, which must be completed prior to the expiration of the Inspection Period.  If an Environmental Survey is conducted and the transaction described in this Contract does not close, Purchaser shall cause a written report setting forth the findings obtained in that Environmental Survey to be delivered to Seller.

5.1.6.       PURCHASER ACKNOWLEDGES AND AGREES THAT (A) PRIOR TO THE END OF THE INSPECTION PERIOD, PURCHASER WILL HAVE THOROUGHLY INSPECTED AND EXAMINED THE PROPERTY TO THE EXTENT DEEMED NECESSARY BY PURCHASER IN ORDER TO ENABLE PURCHASER TO EVALUATE THE PURCHASE OF THE PROPERTY; (B) PURCHASER IS RELYING SOLELY UPON PURCHASER’S INSPECTION, EXAMINATION, AND EVALUATION OF THE PROPERTY; AND (C) PURCHASER IS PURCHASING THE PROPERTY ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS, WITHOUT REPRESENTATIONS, WARRANTIES, OR COVENANTS, EXPRESS OR IMPLIED, OF ANY KIND WITH RESPECT TO THE CONDITION OF THE PROPERTY EXCEPT THOSE EXPRESSLY CONTAINED HEREIN; PROVIDED, HOWEVER, NOTHING CONTAINED IN THIS SECTION 5.1.6 SHALL LIMIT THE REPRESENTATIONS, AGREEMENTS, COVENANTS AND WARRANTIES SET FORTH HEREIN OR IN THE DEED OR IN ANY OTHER DOCUMENTS TO BE DELIVERED FROM SELLER TO PURCHASER AT THE CLOSING.

5.2.          Document Inspection.  To facilitate Purchaser’s inspection of the Property, Seller shall provide to Purchaser for review and copying at either Seller’s principal place of business or at the Property within five (5) business days after the Effective Date, all documents, files, reports, tests, correspondence, plans, surveys, and other instruments and records in Seller’s possession relating to the Property, including, without limitation, the following (collectively, the “Inspection Documents”):

5.2.1.       Copies of all management, maintenance, and service contracts, (collectively, the “Contracts”) currently existing with respect to the Property and copies of all warranties and guarantees (collectively, the “Warranties”) covering any equipment, machinery, or other Personal Property or fixtures located on the Property.  (Seller shall terminate all of such Contracts prior to the Closing unless Purchaser notifies Seller on or before the expiration of the Inspection Period that Purchaser desires to assume some or all of such Contracts.)

5.2.2.       Copies of all Leases, all amendments thereof, all lease abstracts, and all correspondence or other written materials relating to any Lease (whether on hard copy or in electronic media form).

5.2.3.       The Rent Roll with respect to the Property and with respect to each tenant occupying or leasing space in the Improvements, prepared as of the first day of the month in which this Contract is executed, certified by Seller to Purchaser and its permitted assigns to be complete and correct in all material respects.  (At Closing, Seller shall provide Purchaser or its permitted assigns with an updated Rent Roll dated not earlier than two (2) business days prior to the Closing Date and certified by Seller to Purchaser or its permitted assigns to be correct and complete in all materials respects (the “Certified Rent Roll”).

5.2.4.       Copies of the Permits.

5.2.5.       Copies of the Plans and Reports.

5.2.6.       Copies of the tax statements covering any of the Property for 2002 and 2003.

5.2.7.       Detailed operating statements (Income and Expense) for the Property for the years 2002 and 2003.

5.2.8.       Copies of all environmental reports, studies, and investigations with respect to the Property in Seller’s possession or control.

5.2.9.       Copies of all loan commitments, loan agreements and related documents executed in connection with the Loan.

5.2.10.     Copies of all budgets and work reports relating to the operation of the Property.

ARTICLE 6.

CLOSING

6.1.          Closing Date.  The closing of the transaction contemplated by this Contract (the “Closing”) shall take place in the offices of the Title Company at the time Seller and Purchaser may agree upon, but otherwise at 10:00 a.m., local time, on the date (the “Closing Date”) which is the later of (a) fifteen (15) days after the expiration of the Inspection Period, (b) thirty (30) days after the Effective Date, or (c) fifteen (15) business days after this purchase and sale have been approved by the Lender.

6.2.          Lender’s Consent.  The sale of the Property is conditioned upon consent by the Lender.  Seller and Purchaser will jointly request such consent from Lender promptly after the Effective Date.  If such Lender has not granted such consent by the scheduled Closing Date, the Closing shall be postponed until such consent is obtained.  If Lender should deny such consent, or if such consent is not obtained within sixty (60) days after the Effective Date, this Contract shall terminate, the Earnest Money and Additional Earnest Money shall be immediately refunded to Purchaser, and neither party shall have any rights or obligations hereunder except those that expressly survive the termination of this Contract.

6.3.          Simultaneous Closing.  This Contract is entered into concurrently with the execution of another contract of sale between the same parties with respect to the shopping center in Cedar Hill, Texas known as Cedar Hill Village (“Village Contract”).  It is a condition of Closing that both contracts close simultaneously, and Purchaser’s failure to do so for any reason other than Purchaser’s permitted termination of this Contract or the Village Contract, or Seller’s default shall constitute a default hereunder

6.4.          Estoppel Certificates.  On or before the Closing Date, Seller shall obtain an estoppel certificate (each, a “Tenant Estoppel Certificate”) from all of the tenants of the Property.  Seller and Purchaser shall agree upon the form and substance of the Tenant Estoppel Certificates no later than the expiration of the Inspection Period.  Seller shall use its best efforts, during the Inspection Period and thereafter until Closing, to obtain subordination, non-disturbance and attornment agreements (“SNDAs”) from each tenant as determined necessary by Purchaser in its exercise of reasonable discretion.  In no event shall Seller’s failure to obtain any such SNDA from any tenant constitute a Seller default hereunder, nor shall same be deemed a condition to Closing hereunder.

6.5.          Closing Costs.  All recording fees, title company fees, and other closing costs shall be borne by Seller and Purchaser in accordance with the custom in commercial transactions in Dallas, Texas.

6.6.          Prorations and Adjustments.  The following adjustments and prorations shall be made at the Closing as of the Closing Date:

6.6.1.       Tax Proration.  Real and personal property taxes for the current tax year shall be prorated to the Closing Date.  If the Closing occurs before the tax rate is fixed for the year of the Closing, the apportionment of the taxes will be upon the basis of the tax rate for the preceding year applied to the latest assessed valuation, and any necessary adjustments shall be made in cash between the parties within twenty (20) working days of the date the tax bills for such year are received.  This provision will survive the Closing.

6.6.2.       Fixed, Minimum, and Base Rents.  Subject to Subsection 6.6.8 below, Seller shall be entitled to fixed, minimum, and base rents which are due or past due (but not for more than 180 days) or not yet due but accrued under the Leases, prorated to, but not including, the Closing Date, regardless of when such payments are actually made.

6.6.3.       Common Area Maintenance and Other Charges.  Some or all tenants under Leases pay monthly estimates of common area maintenance and other charges (“CAM Charges”) with, in most cases, an adjustment at the end of each fiscal year applicable to such charges.  Until the adjustment described in this Subsection is made,  all amounts received by Seller as interim payments of CAM Charges before the Closing Date shall be retained by Seller, except that all interim payments received by either party for the month in which the Closing Date occurs shall be prorated as between Seller and Purchaser based upon the number of days in that month occurring before the Closing Date, and the party receiving the interim payment shall remit to (if received on or after the Closing Date) or credit at Closing (if received before the Closing Date) the other party its proportionate share. All amounts received by Purchaser as interim payments of CAM Charges after the Closing Date, except for Delinquent Amounts (as hereinafter defined) owed as of the Closing Date, shall be retained by Purchaser. At the conclusion of the common area fiscal year, Seller’s allocable share of actual CAM Charges for each of the Leases in effect as of the Closing Date shall be determined by multiplying the total payments collected from such tenant for such fiscal year (the sum of estimated payments plus or minus year-end adjustments) by a fraction, the numerator of which is the actual CAM Charges incurred by Seller with respect to such Lease during such fiscal year prior to the Closing Date and the denominator of which is the total amount of CAM Charges incurred by Seller and Purchaser with respect to such Lease during such fiscal year.  If any Lease provides for the adjustment of CAM Charges on the basis of a period other than the common area fiscal year, a reasonable method of calculating the adjustment for that tenant will be determined so that all adjustments can be made at the same time. If, on the basis of amounts actually incurred and the estimated payments received by Seller prior to the Closing Date or by Purchaser from and after the Closing Date, it is determined that Seller or Purchaser has retained or received amounts in excess of its allocable share, Purchaser or Seller shall, within thirty (30) days after notice from one party of the excess owed to the other party, remit such excess to such other party. Delinquent Amounts owed Seller as of the Closing Date shall be paid to Seller, to the extent provided in Subsection 6.6.8 below. As soon as practicable after the Closing, Seller and Purchaser shall fully cooperate with one another in determining the appropriate allocations and adjustments of CAM Charges hereunder.

6.6.4.       Tenant’s Security Deposit and Prepaid Rents.  Purchaser shall receive a credit against the Purchase Price in an amount equal to all tenant security deposits required to be held by Seller under the Leases and all prepaid rents covering the period of time commencing on the Closing Date.

6.6.5.       Reserves.  Seller shall receive a credit in an amount equal to all reserves and impounds held by Lender pursuant to the documents securing the Loan, which will be assigned to Purchaser.

6.6.6.       Utility Charges.  All utility charges payable by Seller with respect to the Property will be determined as of the Closing Date, or as soon thereafter as practical, and Seller agrees to attempt to obtain, prior to Closing, final billings therefor. Seller shall pay the final billings directly to the appropriate utility companies. Purchaser shall be responsible for all utilities consumed on and after the Closing Date.

6.6.7.       Other Items of Expense or Receipt.  All other customarily prorated items of expense or receipt shall be prorated between the parties as of the Closing Date. Except with respect to items prorated at Closing, Seller shall be responsible for payment of all bills or charges incurred in respect of the Property prior to the Closing Date for work, services, supplies, or materials, and Purchaser shall be responsible for payment of all bills or charges prorated at Closing or incurred after the Closing Date for work, services, supplies or materials.

6.6.8.       Collections and Application of Payments After Closing.  After the Closing Date, Purchaser shall invoice tenants for all amounts due under Leases, including amounts accruing prior to the Closing Date.  Purchaser shall prepare and send to tenants all financial statements and data required by the Leases to support such invoices, and Seller shall cooperate and assist Purchaser in preparing such statements to the extent reasonably required and requested by Purchaser.  Any amounts due or accrued and unpaid to Seller by tenants under the Leases before the Closing Date, and any amounts or charges payable by tenants on or after the Closing Date with respect to which Seller is entitled to receive a share under this Contract, are herein called “Delinquent Amounts.”  Purchaser shall receive (but shall have no obligation to collect) Delinquent Amounts, and all Delinquent Amounts received by Purchaser shall be paid to Seller on a monthly basis on or before the tenth (10th) day of the calendar month following the month of receipt.  Notwithstanding the foregoing or any direction from tenants to the contrary, rental and other payments received by Purchaser from tenants on or after the Closing Date shall be first applied to the payment of rent and other charges owing to Purchaser for any period after Closing, and any excess money received shall be applied to the payment of Delinquent Amounts.  Purchaser may not waive any Delinquent Amounts nor modify a Lease so as to reduce amounts or charges owed under Leases which Seller is entitled to receive without first obtaining Seller’s written consent.  From and after the Closing Date, Seller shall have the right to pursue reasonable collection remedies against any tenant owing Delinquent Amounts, provided that (a) Seller shall notify Purchaser of its intent to institute any collection remedy or proceeding not less than fifteen (15) days prior to the institution thereof, and (b) Seller shall not institute any proceeding or take any action to evict, dispossess, or interfere with a tenant’s quiet enjoyment of the leased premises.  Purchaser may, by written notice to Seller within ten (10) days of receipt of Seller’s notice of intent to institute collection remedies or proceedings, direct Seller not to collect such Delinquent Amounts, but only if

Purchaser concurrently pays Seller the amount of such Delinquent Amounts in exchange for an assignment of Seller’s rights and causes of action with respect thereto. Seller shall retain all rights with respect to Delinquent Amounts owed by tenants who are no longer tenants of the Property as of the Closing Date.

6.7.          Seller’s Obligations At Closing.  At Closing, Seller shall take the following actions or deliver or cause to be delivered to Purchaser the following items which, where appropriate, shall be executed and acknowledged, together with all items appurtenant thereto:

6.7.1.       Lender’s Consent.  Lender’s written consent to this transaction.

6.7.2.       Deed.  A General Warranty Deed conveying the Property to Purchaser or its permitted assigns, executed and acknowledged by Seller, subject only to the Permitted Exceptions, in the form attached hereto as Exhibit “B”.

6.7.3.       Owner’s Title Insurance Policy. An Owner Policy of Title insurance in the full amount of the Purchase Price issued by the Title Company at Seller’s sole expense (except with respect to limitation of the survey exception) insuring that the Purchaser has good and indefeasible title to the Property, subject only to: (a) the Permitted Exceptions, and (b) the standard printed exceptions contained in such form modified as follows (1) the exception as to taxes and standby fees shall be limited to the year of the Closing; (2) there shall be no exception for parties in possession except with respect to specifically identified leases; (3) there shall be no exception for filed or unfilled mechanic’s liens, and (4) at the option and expense of Purchaser, the survey exception shall be limited to “shortages in area.”

6.7.4.       Non-Foreign Affidavit.  An Affidavit required by Section 1445 of the Internal Revenue Code stating, under penalties of perjury, that neither Seller nor any other party so swearing, is a foreign person within the meaning of Section 1445 of The Internal Revenue Code.

6.7.5.       Evidence of Authority.  All documents reasonably requested by the Title Company or required by this Contract to confirm that this transaction and the parties executing such documents are fully authorized and empowered to so act.

6.7.6.       Bill of Sale and Assignment.  A Bill of Sale and Assignment (the “Bill of Sale”),  executed and acknowledged by Seller, conveying to Purchaser title to the Personal Property and the Intangible Property, free and clear of all encumbrances, in the form attached hereto as Exhibit “C”.

6.7.7.       Assignment of Leases and Assumption Agreement.  An Assignment of Leases and Assumption Agreement,  executed and acknowledged by Seller, conveying to Purchaser the landlord’s interest in the Leases, free and clear of all encumbrances other than Permitted Exceptions, together with all tenant security deposits and prepaid rents, if any, in the form attached hereto as Exhibit “D” together with the Certified Rent Roll; provided, however, Purchaser shall not be required to assume any Leases if Seller has not delivered true and correct copies of such Leases and all amendments thereto to Purchaser prior to Closing.

6.7.8.       Possession.  Deliver to Purchaser possession of the Property, subject only to those tenants occupying the Property pursuant to the Leases.

6.7.9.       Tenant Notice Letter.  Deliver to Purchaser a letter addressed to each tenant under the Leases informing such tenant of the change in ownership of the Property, in the form attached as Exhibit “E”.

6.7.10.     Terminations.  Deliver to Purchaser terminations, executed by Seller, effective as of the Closing, of all existing management and maintenance agreements between Seller and other parties except those which Purchaser may have elected to assume.

6.7.11.     Original Leases and Documents.  Deliver to Purchaser original signed Leases and, to the extent in the possession or control of Seller, all other documents (whether hard copies or on electronic media) sold to Purchaser.

6.7.12.     Other Instruments And Deliveries.  Execute and deliver to Purchaser or obtain for delivery to the Title Company any other instruments reasonable necessary to close this Contract, including, but not limited to, evidence of authority of the party executing instruments on Seller’s behalf.

6.7.13.     Certified Rent Roll.  Execute and deliver a Certified Rent Roll dated not more than two (2) business days prior to the Closing Date.

6.7.14.     Originals of Permits.  If in the possession of Seller, deliver to Purchaser the originals of the Permits.

6.7.15.     Plans and Reports.  Deliver to Purchaser the originals of the Plans and Reports if in the possession or control of Seller.

6.7.16.     Estoppel Certificates.  Deliver to Purchaser the Tenant Estoppel Certificates in accordance with Section 6.4.

6.7.17.     Loan Assumption.  Any documents reasonably required by Lender in connection with Purchaser’s assumption of the Loan.

6.8.          Purchaser’s Obligations At Closing.  At Closing, Purchaser shall deliver to the Title Company:

6.8.1.       Cash Funds.  The cash portion of the Purchase Price as adjusted by prorations and credits pursuant to Section 6.6.

6.8.2.       Evidence of Authority.  All documents reasonably requested by the Title Company or required by this Contract to confirm that this transaction and the parties executing such documents are fully authorized and empowered to so act.

6.8.3.       Loan Assumption.  Any documents reasonably required by Lender in connection with Purchaser’s assumption of the Loan.

ARTICLE 7.

REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1.          Seller’s Representations and Warranties.  Seller represents and warrants to Purchaser the following:

7.1.1.       Title to Property.  Seller has or will have at Closing good and indefeasible fee simple title to the Property, free and clear of all liens, encumbrances, tenancies, security interests, covenants, and other matters affecting title other than those shown on Schedule B of the Title Commitment and other Permitted Exceptions.  Delivery of the Title Policy will satisfy the obligation of Seller as to the sufficiency of title required under this Contract.  However, delivery of the Title Policy will not release Seller from the warranties of title set forth in the general warranty deed.

7.1.2.       Authority.  Seller has full power and authority to execute this Contract and perform all of its obligations hereunder, including the right to convey the Property to Purchaser without the necessity of any consent from any third party except the Lender.  The individual executing this Contract on behalf of Seller has the authority to bind Seller.

7.1.3.       No Other Agreements.  There are no Leases or agreements of any type affecting the Property except as disclosed to Purchaser in writing at the time of the execution hereof or in the documents delivered to Purchaser pursuant to this Contract.  Neither this Contract nor the consummation of the transactions contemplated hereby is subject to any first right of refusal, right of first offer or any similar right in favor of any other person or entity.

7.1.4.       Condemnation; Legal Action.  There is no pending or to the best of Seller’s knowledge threatened condemnation or similar proceeding affecting any of the Property, nor any pending public improvements on or outside the Property which will affect access to the Property, nor any legal action affecting the Property which will affect Purchaser upon the consummation hereof, nor is any such action presently contemplated.

7.1.5.       Governmental Requirements.  Seller has complied with all applicable laws, ordinances, regulations, statutes, rules, and restrictions pertaining to and affecting the Property, including but not limited to any Environmental Laws and the Americans With Disabilities Act.  Performance of this Contract will not result in any breach of, or constitute any default under, or result in imposition of, any lien or encumbrance upon the Property under any agreement or other instrument to which Seller is a party or by which Seller of the Property might be bound.

7.1.6.       Environmental.  Seller has no knowledge of and has received no notice concerning any violation of Environmental Laws related to the Property or the presence or release of Hazardous Materials on or from the Property or any adjacent property.  The Property (including any Improvements) does not contain any Hazardous Materials (defined below). For purposes of this Contract, the term “Hazardous Materials” means any pollutants, toxic substances, oils, hazardous wastes, hazardous materials or hazardous substances as defined in or pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Clean Water Act, as amended, or any other Federal, State or local environmental law, ordinance, rule, or regulation existing as of the Effective Date.

7.1.7.       No Unpaid Obligations.  As of the Closing, except as otherwise disclosed to Purchaser in writing, there will be no unpaid bills or claims in connection with any (a) accrued lease commissions, (b) improvements or repair of any part of the Property, or other work performed or material purchased which constitutes or would constitute in the future a lien against the Property and (c) there will be no unpaid leasing commissions in respect of the current terms of existing Leases for which Purchaser could be liable.

7.1.8.       Rent Roll Accurate.  The Rent Roll attached hereto on Schedule 1.1.4.3. is a true and accurate rent roll showing (i) all of the tenants of the Property (the “Tenants”), (ii) the commencement date of Rent for each of the Tenants, (iii) the monthly rent payments required under each Lease, (iv) the date through which payment of rent has been made by each Tenant, (v) whether any Tenant is delinquent on the payment of any rent and the amount of such delinquencies, (vi) the dates of commencement and termination of the terms of the Leases of each Tenant, (vii) the amount of any security deposit paid by each Tenant pursuant to such Tenant’s Lease, and (viii) a description of any leaseable space in the Property that is vacant, options and rights to renew.  There exists no event of default by Seller or any Tenant in any of the Leases or any circumstance which could, if left uncured by Seller or any Tenant, ripen into a default.  Except as set forth on Schedule 1.1.4.3. attached hereto, there are no uncompleted contractual obligations of Seller to Tenants of the Property to build out, repair or remodel the Property.  All Leases are in writing and the copies of Leases delivered to Purchaser pursuant to Section 5.2.2. above are and shall be true and accurate copies of all Leases.  Seller has received no notice from any Tenant alleging a default by Seller under any Leases or any defect in Seller’s construction, build out, repair or remodeling obligations under the Leases.

7.1.9.       Seller Not a Foreign Person.  Seller is not a “foreign person” as such term is defined in Sections 1445 and 7701 of the Internal Revenue Code of 1986 and the regulations thereunder.

7.1.10.     Unresolved Tenant Claims.  Seller is not aware of any unresolved claims, objections, or protests from any tenants of the Property with respect to “pass through” and CAM charges for prior years.  (Seller shall be liable for the resolution of any claims regarding “pass through” or CAM charges for any period prior to Closing).

7.1.11.     Accurate Financial Information.  All of the operating statements and financial statements for the Property delivered by Seller to Purchaser present fairly the results of the operations and cash flow of the Property as of the dates thereof, are true and correct in all materials respects, and have been prepared in accordance with commercially sound accounting practices and generally accepted cash basis accounting principles.

7.2.          Operations Pending Closing.  Seller will operate and manage the Property in substantially the same manner it has been operated and managed and will maintain the physical condition of the Property in the same or better condition as now exists to the date of Closing, reasonable wear and tear excepted.  During the pendency of this Contract, Seller shall:

7.2.1.       Without obtaining the prior written consent of Purchaser, not enter into any new or modify any existing Leases or agreements with respect to the Property.

7.2.2.       Without obtaining the prior written consent of Purchaser, not create or voluntarily permit to be created any security interest, lien, easement or other condition affecting any of the Property, without the prior written consent of Purchaser.

7.2.3.       Keep and perform all of the obligations to be performed by the landlord under the Leases.

7.2.4.       Maintain and manage the Property in accordance with prudent property management practices, subject to all relevant provisions of this Contract.

7.2.5.       Subject to proration, cause to be paid all trade accounts and costs and expenses of operation and maintenance of the Property incurred or attributable to the period prior to the Closing.

7.2.6.       Without obtaining the prior written consent of Purchaser, permit any structural modifications or additions to any of the Property, except as required pursuant to the Leases.

7.2.7.       Maintain Seller’s existing insurance coverage with respect to the Property.

7.2.8.       If any audit is required by a regulating agency or Purchaser’s lender with respect to the transactions and obligations of Purchaser contemplated herein, Seller hereby agrees to cooperate and, at Purchaser’s expense, have an audit performed on the prior year’s financial and operating statements relating to the Property, and will issue to such regulating agency or lender any management representation letters or other documentation reasonably required in connection therewith.

7.3.          Purchaser’s Representations and Warranties.  Purchaser represents and warrants to Seller that Purchaser has full power and authority to execute this Contract and perform all of Purchaser’s obligations hereunder.

ARTICLE 8.

DEFAULT

8.1.          Purchaser’s Default.  If Purchaser should fail to purchase the Property in accordance with this Contract or otherwise default in the performance of Purchaser’s obligations under this Contract for any reason other than (a) Seller’s default or (b) Purchaser’s termination of this Contract pursuant to Section 5.1.2, Seller shall be paid and shall retain the Earnest Money and Additional Earnest Money, if any, as liquidated damages as Seller’s sole remedy hereunder at law or in equity.

8.2.          Seller’s Default.  If Purchaser should perform its obligations hereunder and Seller should default in the performance of Seller’s obligations hereunder or fail to convey the Property to Purchaser for any reason other than Purchaser’s termination of this Contract pursuant to Section 5.1.2, as Purchaser’s only remedy hereunder, Purchaser may, at Purchaser’s option, either (a) purchase the Property notwithstanding such default, in which event such default shall be waived, (b) terminate this Contract, in which event Purchaser shall be entitled to return of Purchaser’s Earnest Money and Additional Earnest Money, if any, and neither Seller nor Purchaser shall have any further obligations hereunder, (c) seek specific performance of this Contract, or (d) seek monetary damages not to exceed the amount of the Earnest Money paid by Purchaser hereunder.

ARTICLE 9.

DAMAGE TO THE PROPERTY; CONDEMNATION

9.1.          Risk of Loss.  All risk of loss to the Property will remain upon Seller before the Closing. If, before the Closing, the Property is damaged or destroyed by fire or other casualty to a Material Extent (defined below), then Purchaser may either terminate this Contract by delivering a written termination notice to Seller or elect to close. If, before the Closing, the Property is damaged by fire or other casualty to less than a Material Extent, the parties shall proceed to Closing as provided in this Contract. If the transaction is to proceed to Closing, despite any damage or destruction, there will be no reduction in the Purchase Price and Seller shall do one of the following: (1) fully repair the damage before the Closing, at Seller’s expense; (2) give a credit to Purchaser at the Closing for the entire cost of repairing the Property; or (3) assign to Purchaser all of Seller’s right and interest in any insurance proceeds resulting from the damage or destruction, plus give a credit to Purchaser at the Closing in an amount equal to any deductible or other shortfall. The term “Material Extent” means damage or destruction where the cost of repair exceeds ten percent (10%) of the Purchase Price and/or damage which results in the termination of a Lease by any one of the anchor tenants at the Center identified on the Rent Roll attached hereto.  If the extent of damage or the amount of insurance proceeds to be made available cannot be determined before the Closing Date, or the repairs cannot be completed before the Closing Date, either party may postpone the Closing Date by delivering a written notice to the other party specifying an extended Closing Date which is not more than thirty (30) days after the previously scheduled Closing Date. This Section 9.1 shall govern notwithstanding any contrary provisions of Section 5.007 of the Texas Property Code.

9.2.          Condemnation.  If condemnation proceedings are commenced before Closing against any of the Property, Seller shall immediately notify Purchaser in writing of the proceedings, and Purchaser may either (a) terminate this Contract by delivering a written notice to Seller within ten (10) days after Purchaser receives the notice (and in any event before Closing), in which case the Earnest Money and Additional Earnest Money, if any, will be returned to Purchaser and the parties will have no further rights or obligations under this Contract (except for any that expressly survive the termination); or (b) appear and defend in the proceeding, in which case any award in condemnation will, (i) if known as of Closing belong to Seller, and the Purchase Price will be reduced by the same amount, or (ii) if not known as of Closing, belong to Purchaser and the Purchase Price will not be reduced.

9.3.          Rights of Lender.  Notwithstanding the preceding Subsections 9.1 and 9.2, Seller’s right to receive insurance proceeds and condemnation awards is subject to the rights of Lender.  If, in the event of damage or condemnation, the Lender collects the insurance proceeds or condemnation award and does not allow Seller to use such funds for restoration or repair of the Improvements, Seller shall not be obligated to restore or repair any Improvements or make such funds available to Purchaser, and Purchaser may terminate this Contract and receive a refund of the Earnest Money and Additional Earnest Money, if any.

ARTICLE 10.

BROKER FEES AND COMMISSIONS

Seller agrees to pay a real estate commission (the “Commission”) to Holliday Fenoglio Fowler, L.P. (the “Broker”) in accordance with a separate written agreement between Seller and Broker.  Seller and Purchaser each warrant and represent to the other that, other than Seller’s agreement to pay the Commission to Broker, neither has made any agreement to pay any brokerage fees, commissions, or finders’ or similar fees in connection with the transactions contemplated in this Contract, and each agrees to indemnify and hold harmless the other party against and from all liability, loss, cost, damage, or expense (including but not limited to reasonable attorney’s fees and costs of litigation) which the other party hereto may suffer or incur because of any such claim asserted by anyone based upon an alleged agreement with the indemnifying party.  The terms of this Article 10 shall survive Closing.

ARTICLE 11.

NOTICE

All notices, objections, and approvals referred to in this Contract must be given in writing and will be effective on the day the notice is (a) actually received by the addressee thereof after being sent by overnight delivery service or having been personally hand delivered by the sender; (b) two business days after being deposited in the United States Mail, postage prepaid, registered or certified mail, return receipt requested, and properly addressed to the party to receive the notice; or (c) sent to the addressee by fax with evidence of delivery  The notice addresses of the parties will be those specified below until further notice:

SELLER

Parklane/Cedar Hill, Ltd.

Attn:  Frank Mihalopoulos

15900 Dooley Road

Addison, Texas 75001

Fax:  (972) 233-1870

With Required copies to:

Lewis T. Sweet, Jr., Esq.

2911 Turtle Creek Blvd., Suite 300

Dallas, Texas 75219

(214)  523-9085

Fax:  (214) 853-5990

and

Boyce L. Graham

Brousseau & Associates, PC

3838 Oak Law Avenue

Suite 910

Dallas, Texas 75219

Fax: (214) 220-2770

PURCHASER

Kite Capital, LLC

Attn: John A. Kite, President

30 S. Meridian Street

Indianapolis, Indiana 46204

(317) 577-5600

Fax:  (317) 577-0001

With Required copies to:

Kite Capital, LLC

Attn:  Tanya Marsh

30 S. Meridian Street

Indianapolis, Indiana 46204

(317) 577-5600

Fax:  (317) 577-0001

and

Zeff A. Weiss

Ice Miller

One American Square

Box 82001

29th Floor

Indianapolis, Indiana 46282-0002

(317) 236-2319

Fax: 317-592-4788

ARTICLE 12.

MISCELLANEOUS

12.1.        Offer of Sale.  Unless a fully executed copy of this Contract and the Earnest Money are delivered to the Title Company by 5:00 p.m. central standard time on January    , 2004, this Contract shall be null and void.

12.2.        Binding Agreement.  This shall be binding upon and inure to the benefit of the parties hereto, their respective successors and permitted assigns.

12.3.        Captions.  The captions in this Contract are for convenience only and are not intended limit or be used to interpret the provisions of this Contract.

12.4.        Time Of The Essence.  TIME IS OF THE ESSENCE OF THIS CONTRACT.

12.5.        Choice of Law.  This Contract shall be construed in accordance with the laws of the State of Texas, and shall be specifically performable in Dallas, Dallas County, Texas.

12.6.        Entire Agreement.  This Contract contains the entire agreement of the parties with respect to the subject matter hereof, and may not be amended except by written agreement between the parties hereto.

12.7.        Counterpart Execution.  This Contract may be executed in counterparts, each of which shall constitute an original and all which taken together shall constitute a single agreement.  Execution may be by faxed signature page to be followed within ten (10) days by an executed original signature page.

12.8.        Date Computation.  If any date of significance hereunder falls upon a Saturday, Sunday, or recognized State or Federal holiday in Texas, such date shall be moved forward to the next day which is not a Saturday, Sunday, or recognized holiday.  The phrase “business day” shall mean days other Saturday, Sunday, or recognized Federal or State holidays.

12.9.        Confidentiality.  Seller and Purchaser shall not disclose the terms of this Contract to any person or entity without the prior written consent of the other.  Notwithstanding the above, nothing in this Section shall be construed to prohibit the ability of Purchaser to disclose the terms of this Contract to Purchaser’s real estate, legal, and accounting professional advisors, lenders, engineers, and partners.

12.10.      Assignment.  This Contract may be assigned by Purchaser only to persons or entities controlling, controlled by, or under common control with Purchaser or in which the principals of Purchaser have a substantial ownership interest.

12.11.      Construction. This Contract is the result of negotiations between the parties, and the parties waive the application of any rule of law that ambiguous or conflicting provisions should be construed against the party who prepared the Contract.

12.12.      Development Agreement.  The General Partner of Seller (the “General Partner”) is the owner of the rights of the Developer to receive a rebate of sales taxes from the Cedar Hill Economic Development Corporation pursuant to a Development Agreement dated August 26, 1999, which is referred to in the Declaration of Easements, Covenants, and Restrictions (the “Declaration”), which is one of the Permitted Exceptions.

12.12.1.   Such rights of the General Partner as Developer shall not be assigned to Purchaser.

12.12.2.   The Declaration contains the following provision:

“Sales Tax Reporting

“8.03       Developer has entered into a Development Agreement (herein so called) with the Cedar Hill Economic Development Corporation (“CHEDC”), which Development Agreement requires every Occupant of the Shopping Center to file copies of its Texas sales and use tax reports with CHEDC.  From the date of this Declaration until January 31, 2013, unless the Development Agreement is sooner terminated, whenever any Occupant files a sales and use tax return with the Texas Comptroller of Public Accounts, such Occupant shall concurrently file a copy of each such return or relevant portions thereof (including the Occupant’s certification of accuracy with regard to the amount of local sales and use taxes collected for the period indicated on such report) with CHEDC, or any successor thereto.  In addition to the foregoing, each Occupant shall execute and deliver to the Comptroller, from time to time upon Developer’s written request, such authorizations as may be reasonably necessary to allow the Comptroller to release local sales and use tax data to CHEDC. Developer agrees to notify each Occupant of Developer’s Parcel and each other Owner if and when the Development Agreement is terminated.  Each Owner covenants and agrees to require the Occupants of such Owner’s Parcel to comply with all of the requirements of this Section 8.03.”

12.12.3.   After the Closing, Purchaser shall be an Owner as defined in the preceding provision and agrees to perform the obligations of an Owner contained therein and cooperate with General Partner in requiring Occupants (as defined in the preceding provision) to perform their obligations thereunder.

EXECUTED April 7, 2004, by Seller.

SELLER:

PARKLANE/CEDAR HILL, LTD.

By:	TODAY CEDAR HILL GP, INC.,
General Partner

By:	/s/ Frank Mihalopoulos
Frank Mihalopoulos, Vice President

EXECUTED April 7, 2004, by Purchaser.

PURCHASER:

KITE CAPITAL, LLC

By:	/s/ John Kite
(signature)
Its:
(printed name and title)

ACCEPTANCE BY TITLE COMPANY

The undersigned title company, FIDELITY TITLE INSURANCE COMPANY, referred to in the foregoing Contract as the “Title Company”, hereby acknowledges receipt of a fully executed copy (or executed counterparts) of the foregoing Contract and the Earnest Money of $250,000 referred to therein, and accepts the obligations of the Title Company as set forth therein.

Dated April 7, 2004.

FIDELITY TITLE INSURANCE COMPANY

By:	/s/

Name:

Title: